July 25, 2006
Mr. Robert S. Littlepage, Jr.
Accountant Branch Chief
United States Securities and Exchange Commission
Washington, DC 20549

RE:	NII Holdings, Inc
Form 10-K for the Year ended December 31, 2005
Filed March 22, 2006
File No. 000-32421
Dear Mr. Littlepage:
      As discussed with you today, we received the Securities and Exchange Commission’s letter dated July 17, 2006 with comments to the captioned filing and will respond to the letter by August 18, 2006. Please feel free to contact me at (703) 390-5170 if you have any questions.
Sincerely,
/s/ Byron R. Siliezar
Byron R. Siliezar
Chief Financial Officer
NII Holdings, Inc